UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2013

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Agreement for Purchase of Shares

1. Subject	Entry into Sale and Purchase Agreement for the Acquisition of Shares of NanoenTek, Inc.

2. Details

SK Telecom Co., Ltd. entered into an agreement to purchase 1,250,786 common shares of NanoenTek, Inc. from its largest shareholder, Mr. Jun Geun Jang, and three other parties, with the following terms:

•     Date of agreement: November 14, 2013

•     Number of shares: 1,250,786 shares

•     Date of closing: April 3, 2014

•     Purchase price: Won 7,778,000,000

•     Expected percentage of ownership: 15.48%

(expected percentage of ownership including convertible bonds: 26.01%)

3. Date of confirmation	November 14, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: November 18, 2013

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